12G Exemption #82-34800

TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
Telephone: (604) 688-8042 Fax: (604) 689-8032
website : www.trans-america.ca

TSX Venture: TSA

PRESS RELEASE

September 12, 2007

Trans America Provides Update on its Uranium Exploration Sector Investment in Western U.S.

The Company is pleased to provide an update regarding its investment in the uranium exploration sector in the Western United States.

In 2005, Trans America acquired an interest in a U.S. private uranium explorer, Neutron Energy Inc. (NEI) which holds exploration rights to several highly prospective uranium properties aggregating approximately 317,000 acres in five U.S. states.

Trans America presently holds 10,750,000 shares of NEI and is the company's largest individual shareholder. NEI is currently completing a pre-public financing with a view to becoming a publicly trading issuer in the United States at which time Trans America's equity interest in NEI will be reflected in its balance sheet based on the trading value of NEI's shares.

Among the more advanced exploration assets held by NEI is the Ambrosia Lake Project in the prolific Grants Mineral Belt of New Mexico in which Trans America can earn a 50% interest for an expenditure of $5 million U.S. over a three-year period. The Grants Mineral Belt accounted for well over 300 million pounds of historical uranium production and was the largest uranium producing district in the world before prices collapsed in the early 1980s.

The joint venture's Ambrosia Lake Project hosts the historic Cliffside Mine along with the East Roca Honda extension which adjoins Strathmore Minerals' Roca Honda deposit which is currently the subject of a joint development agreement with Sumitomo Corp of Japan.

East of the Cliffside Mine, the joint venture holds the Frosty-Ox deposit which has an historic calculated resource of 303,685 tons at a grade of 0.165% U_3O_8 (3.30 pounds per ton) representing 1,002,160 pounds U_3O_8 (not National Instrument 43-101 compliant). Theorizing that the Frosty-Ox could be a continuation of the high grade Cliffside ore body, which produced 6,046,780 lbs U_3O_8 at a mine grade of 8.0 lbs per ton, several preliminary holes were drilled between the two occurrences. Anomalous uranium values were encountered in all the holes which will be followed-up with holes closer to the Frosty-Ox deposit.

On the eastern end of Strathmore's Roca Honda deposit within the NEI/Trans America joint venture's holdings, Conoco drilled random, wide-spaced holes at minimum 400 foot centres which extended the strike length of the Roca Honda deposit some 4,500 feet along the NEI/Trans America holdings. Five of these historical holes returned the following intercepts and grades:

Hole No.	Intercept (Beginning)	Thickness (Ft)	Grade (% U_3O_8)	Pounds U_3O_8/ton
C-3	2,934	15.5	0.15	3.0
C-9	2,914	10.0	0.30	6.0
C-11	2,966	6.0	0.18	3.6
C-12	3,012	24.5	0.17	3.4
C-13	2,987	29.0	0.12	2.4

10/17

"With Sumitomo committing to participate in the possible development of a uranium producer right next door to our East Roca Honda deposit, we see no reason why the Grants District can't regain its prominence as a major uranium producing region," said Trans America President, John Campbell.

Citing the Company's working capital position of $9.7 million and equity interests in companies other than NEI that exceed $1.5 million in value, Campbell said that NEI and Trans America are ideally positioned to rapidly exploit the potential of their uranium assets in the Western U.S.

"In the near term, we see East Roca Honda as being a core project with exceedingly high exploration potential," he said, adding that "Sumitomo's recent commitment to developing uranium production in the Grants District might well portend further investment by other major energy companies."

TSA has granted a total of 125,000 incentive stock options to directors and officers of the company at an exercise price of $0.75 each, pursuant to its incentive stock option plan. The options are for a period of five years expiring in September of 2012.

Comments on Historic Resources

All resource estimates quoted herein are based on data and reports obtained and prepared by previous operators. This historic resource estimate is considered to be relevant, and is believed to be reliable based on the amount and quality of historic work completed. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimates. The Company is not treating the mineral resource estimates as National Instrument 43-101 defined resources verified by a qualified person. The historical estimates should not be relied upon. The properties will require considerable further evaluation which the Company's management and consultants intend to carry out in due course.

This news release has been reviewed by Geoffrey S. Carter, a Qualified Person as defined by National Instrument 43-101.

For further information regarding Trans America Industries Ltd., refer to the Company's website at www.trans-america.ca or refer to the Company's profile on the SEDAR website at www.sedar.com.

TRANS AMERICA INDUSTRIES LTD.

"John K. Campbell"

Per: John K. Campbell, President

END